FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of registrant’s name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9(0) Andar
Sao Paulo, SP, Brazil 01317-910
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Report of Independent Accountants 033103

2.	1Q03 Earnings Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman
Name: Fabio Schvartsman Title: Chief Financial Officer

Date: May 08,2003

ITEM 1

VF
12/05/03 – 2:35

DELOITTE TOUCHE TOHMATSU
#52710005
M2021.DOC

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Quarterly Financial Information for the Three-month Period Ended March 31, 2003 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Tentative and preliminary. Only for discussion.)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participacoes S.A.
São Paulo – SP – Brazil

1.	We have reviewed the accompanying quarterly financial information of Ultrapar Participações S.A. (the “Company”) and subsidiaries as of and for the three-month period ended March 31, 2003, prepared under the responsibility of management and in conformity with Brazilian accounting practices, consisting of the balance sheet (Company and consolidated), the statement of income and the performance report, all expressed in Brazilian reais.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.	Based on our review, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.	The balance sheet (Company and consolidated) as December 31, 2002, presented for comparative purposes, was audited by us, in conformity with our unqualified report thereon, dated January 24, 2003. The statement of income (Company and consolidated) for the three--month period ended March 31, 2002, presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified review report thereon, dated April 30, 2002.

5.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Sao Paulo, April 25, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39
4 – State Registration Number – NIRE 35.300.109.724

01.02 – HEAD OFFICE

1 – FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 - 9º andar		2 - DISTRICT Bela Vista
3 –– POSTAL CODE 01317-910		4 - MUNICIPALITY São Paulo		5 – STATE SP
6 – AREA CODE 11	7 – TELEPHONE 3177-6513	8 – TELEPHONE 3177-6764	9 – TELEPHONE 3177-6590	10 – TELEX
11 – AREA CODE 11	12 – FAX 3177-6107	13 - FAX 3177-6246	14 – FAX
15 – E-MAIL invest@ultra.com.br

01.03 – INVESTOR RELATIONS DIRECTOR (Company Mail Address)

1 – NAME Fabio Schvartsman		2 – FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 - 9º andar
3 – DISTRICT Bela Vista		4 – POSTAL CODE 01317-910	5 – MUNICIPALITY São Paulo	6 – STATE SP
7 – AREA CODE 11	8 – TELEPHONE 3177-6482	9 – TELEPHONE 3177-6513	10 – TELEPHONE 3177-6475	11 – TELEX
12 – AREA CODE 11	13 – FAX 3287-1931	14 – FAX 3177-6246	15 – FAX 3177-6107
16 – E-MAIL fabiosch@ultra.com.br

01.04 – REFERENCE/ AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2003	12.31.2003	1st	01.01.2003	03.31.2003	4th	10.01.2002	12.31.2002
9 – AUDITORS’ NAME/CORPORATE NAME					10 – CVM CODE
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					00385-9
11 – IN-CHARGE ACCOUNTANT					12 – INDIVIDUAL TAXPAYER NUMBER (CPF) OF THE IN-CHARGE ACCOUNTANT
ALTAIR TADEU ROSSATO					060.977.208-23

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current quarter 03.31.2003	Prior quarter 12.31.2002	Same quarter of prior year 03.31.2002
Paid-up Capital
1 – Common	51,264,622	51,264,622	37,984,012
2 – Preferred	18,426,647	18,426,647	15,015,988
3 – Total	69,691,269	69,691,269	53,000,000
Treasury Stock
4 – Common	0	0	0
5 – Preferred	20,199	20,199	0
6 – Total	20,199	20,199	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP
Domestic Holding 4 – ACTIVITY CODE
1170000 – Participation and Administration 5 – MAIN ACTIVITY Industrial, commercial and other
6 – TYPE OF CONSOLIDATION
Full7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM		2 – Corporate Taxpayer Number (CNPJ) –		3 – CORPORATE NAME
01.08 – D I	2 – EVENT Board of Director’s Meeting Board of Director’s Meeting	3 – APPROVAL 02.12.2003 02.12.2003	4 – AMOUNT Dividends Dividends	5 – BEGINNING OF PAYMENT 03.06.2003 03.06.2003	6 – TYPE OF SHARE Common Preferred	7 – AMOUNT PER SHARE 0.0006292680 0.0006921950

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – AMOUNT OF CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED (THOUSAND)	8 – SHARE PRICE ON ISSUANCE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 04.25.2003	2 – SIGNATURE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

02.01 – BALANCE SHEET – ASSETS (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	03.31.2003 (unaudited)	12.31.2002
1	Total assets	1,699,098	1,700,884
1.01	Current assets	81,661	148,402
1.01.01	Cash and cash equivalents	67,609	79,044
1.01.01.01	Cash and banks	71	60
1.01.01.02	Temporary cash investments	67,538	78,984
1.01.02	Receivables	0	0
1.01.02.01	Trade accounts receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	14,052	69,358
1.01.04.01	Recoverable taxes	13,819	13,744
1.01.04.02	Dividends receivable	0	55.605
1.01.04.03	Other	233	9
1.02	Noncurrent assets	56,049	48,727
1.02.01	Accounts receivable	0	0
1.02.02	Receivables from related parties	53,949	46,694
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	53,883	46,600
1.02.02.03	Other related parties	66	94
1.02.03	Other	2,100	2,033
1.02.03.01	Deferred income tax	2,100	2,033
1.03	Permanent assets	1,561,388	1,503,755
1.03.01	Investments	1,561,388	1,503,755
1.03.01.01	Investments in affiliates	149	144
1.03.01.02	Investments in subsidiaries	1,561,053	1,503,418
1.03.01.03	Other investments	186	193
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

02.02 – BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	03.31.2003 (unaudited)	12.31.2002
2	Total liabilities and stockholders' equity	1,699,098	1,700,884
2.01	Current liabilities	506	45,500
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	43	58
2.01.04	Taxes payable	24	29
2.01.05	Dividends	337	45,012
2.01.06	Accruals	102	280
2.01.06.01	Income and social contribution taxes	0	0
2.01.06.02	Salaries and payroll charges	102	280
2.01.07	Payables to related parties	0	0
2.01.08	Other	0	121
2.01.08.01	Other accounts payables	0	121
2.02	Long-term liabilities	447,581	464,300
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Accruals	6,071	5,703
2.02.03.01	Income and social contribution taxes	0	0
2.02.03.01	Other taxes	6,071	5,703
2.02.04	Payables to related parties	441,510	458,597
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders’ equity	1,251,011	1,191,084
2.05.01	Capital	663,952	663,952
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	25,593	26,036
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ affiliates	25,593	26,036
2.05.04	Profit reserves	501,096	501,096
2.05.04.01	Legal	28,546	28,546
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	40,593	40,593
2.05.04.05	Retention of profits	432,355	432,355
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(398)	(398)
2.05.04.07.01	Treasury shares	(398)	(398)
2.05.05	Retained earnings/accumulated deficit	60,370	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

03.01 – STATEMENT OF INCOME (Thousands of Brazilian reais – R$) (unaudited)

1 – CODE	2 – DESCRIPTION	3 – 01.01.2003 to 03.31.2003	4 – 01.01.2003 to 03.31.2003	5 – 01.01.2002 to 03.31.2002	6 – 01.01.2002 to 03.31.2002
3.01	Gross sales and services	0	0	0	0
3.02	Deductions from gross sales and services	0	0	0	0
3.03	Net sales and services	0	0	0	0
3.04	Cost of sales and services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating income/expenses	61,121	61,121	25,021	25,021
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(657)	(657)	(511)	(511)
3.06.03	Financial	3,596	3,596	2,379	2,379
3.06.03.01	Financial income	4,308	4,308	2,950	2,950
3.06.03.02	Financial expenses	(712)	(712)	(571)	(571)
3.06.04	Other operating income	512	512	201	201
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	57,670	57,670	22,952	22,952
3.07	Income from operations	61,121	61,121	25,021	25,021
3.08	Nonoperating income (expenses)	(3)	(3)	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(3)	(3)	0	0
3.09	Income before taxes and profit sharing	61,118	61,118	25,021	25,021
3.10	Provision for income and social contribution taxes	(1,224)	(1,224)	(800)	(800)
3.11	Deferred income tax	67	67	113	113
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	59,961	59,961	24,334	24,334
	Number of shares, excluding treasury shares (in thousands)	69,671,070	69,671,070	53,000,000	53,000,000
	Earnings per share	0.00086	0.00086	0.00046	0.00046
	Loss per share	0	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

1.	OPERATIONS

The Company invests in commercial and industrial activities, and also subscribes for or purchases shares and quotas of other companies with similar activities. Through its subsidiaries, the Company distributes liquefied petroleum gas – LPG in Brazil, produces and sells chemical and petrochemical products, and provides transportation and storage services for LPG and chemical products.

2.	PRESENTATION OF QUARTERLY INFORMATION

As established by Brazilian Securities Commission (CVM) Instruction No. 248 of March 29, 1996, and CVM Guidance Opinion No. 29 of April 11, 1996, the quarterly information (ITR) is being presented in accordance with Brazilian corporate law.

3.	ACCOUNTING PRACTICES AND CONSOLIDATION CRITERIA

In the preparation of the quarterly information, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2002, which are in accordance with standards established by the CVM and comply with accounting practices adopted in Brazil.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

3.1	CONSOLIDATION CRITERIA

The consolidated financial statements were prepared in accordance with the basic consolidation principles of Brazilian corporate law and standards established by the CVM and include the following direct and indirect subsidiaries:

	Ownership interest – %
	Direct	Indirect
Ultragaz Participações S.A	100	-
Companhia Ultragaz S.A	-	86
Bahiana Distribuidora de Gás Ltda	-	100
Utingás Armazenadora S.A	-	56
LPG International Inc.	-	100
Ultraquímica Participações S.A	100	-
Melamina Ultra S.A. Indústria Química	-	93
Oleoquímica do Nordeste Ltda	-	100
Oxiteno S.A. Indústria e Comércio	100	-
Oxiteno Nordeste S.A. Ind. e Com	-	99
Oxiteno International Co.	-	100
Oxiteno Overseas Co.	-	100
Ultracargo Participações Ltda	100	-
Transultra – Armazenamento e Transporte Especializado Ltda	-	100
Terminal Químico de Aratu S.A. – Tequimar	-	99
Ultratecno Participações Ltda	100	-
Imaven Imóveis e Agropecuária Ltda	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

In March 2002, the subsidiary Oxiteno S.A. – Indústria e Comércio made a public offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste S.A. – Indústria e Comércio. This public offer was concluded on April 16, 2002 with the acquisition of 93,871 shares of Oxiteno Nordeste S.A. – Indústria e Comércio by Oxiteno S.A. – Indústria e Comércio, representing approximately 73.3% of the shares held by minority stockholders. Oxiteno S.A. – Indústria e Comércio, which previously held 97% of the total capital of Oxiteno Nordeste S.A. – Indústria e Comércio, became the holder of a 99% interest. On May 22, 2002, the registration of Oxiteno Nordeste S.A. – Indústria e Comércio as a public company with the CVM was canceled.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

4.	CORPORATE REORGANIZATION

In 2002, the Company undertook a corporate reorganization, disclosed in a relevant event published on October 15, 2002, and approved at the Extraordinary Stockholders’ Meeting on October 30, 2002. This reorganization was primarily aimed at: (i) streamlining the corporate structure of subsidiaries and associated companies, (ii) cost rationalization, and (iii) concentration of capital market liquidity in one company.

The main effects of the reorganization were:

I)	Merger of Gipóia Participações Ltda.: increase of the Company’s interest in Ultragaz Participações S.A., from 77% to 100% of total capital, with the issuance of 7,850,603,880 common shares.

II)	Merger of Oxiteno S.A. – Indústria e Comércio Shares: increase of the Company’s interest in Oxiteno S.A. – Indústria e Comércio, from 48% to 100% of total capital. With the merger, 5,430,005,398 common shares and 3,410,659,550 preferred shares were issued by the Company to the stockholders of Oxiteno S.A. – Indústria e Comércio, who opted to remain with the Company. The dissident stockholders of Oxiteno S.A. – Indústria e Comércio were paid a total of R$ 208,028, net of withholding income tax.

The corporate reorganization was based on the balance sheets as of June 30, 2002. As a consequence, the Company had full participation in the results of Ultragaz Participações S.A. and Oxiteno S.A. – Indústria e Comércio beginning July 1, 2002.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

5.	TEMPORARY CASH INVESTMENTS

These investments, contracted with first-line banks, are comprised substantially of fixed income securities, funds linked to interbank deposit (CDI) rates and currency hedge, which are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Company		Consolidated
	03.31.2003	12.31.2002	03.31.2003	12.31.2002
Fixed income securities and funds	67,538	78,984	439,979	417,879
Foreign investments (*)	-	-	120,703	127,019
Currency hedge (**)	-	-	14,114	39,472

	67,538	78,984	574,796	584,370

(*)	Investments made by the indirect subsidiary Oxiteno Overseas Co., principally in money market funds.

(**)	Accumulated gain or loss on swap positions. The total amount hedged through these swaps is US$ 104,351 thousand.

6.	ACCOUNTS RECEIVABLE

	Consolidated
	03.31.2003	12.31.2002
Local customers	277,378	246,080
Foreign customers	93,285	81,373
(-) Advances on foreign exchange contracts	(40,319)	(43,400)
(-) Allowance for doubtful accounts	(9,259)	(12,399)

	321,085	271,654

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

7.	INVENTORIES

	Consolidated
	03.31.2003	12.31.2002
Finished products	69,723	67,565
Raw materials	22,907	20,070
Liquefied petroleum gas (LPG)	20,005	7,908
Consumption materials and cylinders for resale	10,970	10,707

	123,605	106,250

8.	RECOVERABLE TAXES

Represented, substantially, by credit balances of State Value-Added Tax – ICMS, Federal Excise Tax – IPI, and prepaid income and social contribution taxes, for offset against future taxes payable.

	Consolidated
	03.31.2003	12.31.2002
Income and social contribution taxes	58,547	68,288
ICMS (State VAT)	38,763	42,561
IPI (Federal VAT)	5,623	1,876
Other	2,900	2,335

	105,833	115,060

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

9.	RELATED – COMPANIES

	Company		Consolidated
	Loans		Loans		Trade accounts
	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultraquímica Participações S.A.	35	387,160	-	-	-	-
Serma Associação dos Usuários de
Equipamentos de Processamentos de
Dados e Serviços Correlatos	-	1,296	496	1,296	-	542
Petroquímica União S.A.	-	-	-	-	-	4,680
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	555
Agip do Brasil S.A.	-	-	-	-	146	-
Companhia Ultragaz S.A.	53,848	-	-	-	-	-
Ultracargo Participações Ltda.	-	2,129	-	-	-	-
Química da Bahia Indústria e
Comércio S.A.	-	-	-	6,817	-	-
Imaven Imóveis e Agropecuária Ltda.		22,673	-	-	-	-
Petróleo Brasileiro S.A. – Petrobras	-	-	-	-	-	41,510
Petrogaz Distribuidora S.A.	-	-	-	-	23	-
Copagaz Distribuidora de Gás S.A.	-	-	-	-	37	-
Oleoquímica do Nordeste Ltda.	-	27,583	-	-	-	-
Braskem S.A.	-	-	-	-	-	15,306
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	41	-
Cia. Termelétrica do Planalto Paulista –
TPP	-	-	1,089	-	-	-
Plenogás – Distribuidora de Gás S.A.	-	-	-	996	-	-
Other related companies	66	669	660	257	78	332

Total as of March 31, 2003	53,949	441,510	2,245	9,366	325	62,925

Total as of December 31, 2002	46,694	458,597	2,603	10,217	457	31,896

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

	Transactions		Financial
	Sales	Purchases	income (expense)
Petroquímica União S.A.	-	26,653	-
Oxicap Indústria de Gases Ltda.	2	1,593	-
Agip do Brasil S.A.	685	-	-
Companhia Ultragaz S.A.	-	-	-
Ultracargo Participações Ltda.	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(176)
Imaven Imóveis e Agropecuária Ltda.	-	1,648	-
Petróleo Brasileiro S.A. - Petrobras	24	445,244	-
Petrogaz Distribuidora S.A.	68	-	-
Copagaz Distribuidora de Gás S.A.	154	-	-
Oleoquímica do Nordeste Ltda.	-	-	-
Braskem S.A.	12,759	105,516	-
Supergasbras Distribuidora de Gás S.A.	257	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	40
Plenogás – Distribuidora de Gás S.A.	-	-	-
Other related companies	263	258	-

Total as of March 31, 2003	14,212	580,912	(136)

Total as of March 31, 2002	8,182	314,406	(127)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista – TPP are indexed based on the Brazilian long-term interest rate (TJLP). The other loans do not have financial charges nor determined maturity dates. Transactions refer principally to purchases of raw material, other materials and storage services, carried out at usual market prices and conditions.

The loan agreement with Ultraquímica Participações S.A. results from the sale of shares issued by Oxiteno S.A. – Indústria e Comércio to the Company, intended to avoid the occurrence of reciprocal shareholdings due to the corporate reorganization, mentioned in Note 4.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are substantiated by continued operating profitability. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated
	03.31.2003	12.31.2002	03.31.2003	12.31.2002
Noncurrent assets
Deferred income and social contribution taxes on:
Accruals tax-deductible only when the expenses
are incurred	2,100	2,033	30,896	27,605
Income and social contribution tax loss carryforwards	-	-	7,473	5,652

	2,100	2,033	38,369	33,257

Long-term liabilities
Deferred income and social contribution taxes on:
Revaluation of property plant and equipment	-	-	2,013	2,113
Income earned abroad	-	-	33,203	32,678

	-	-	35,216	34,791

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

b)	Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	Quarters ended March 31

	2003	2002	2003	2002

Income before taxes, equity in subsidiaries and
affiliates and minority interest	3,448	2,069	76,386	53,337
Official tax rates - %	34	34	34	34

Income and social contribution taxes at official rates	(1,172)	(703)	(25,971)	(18,135)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable revenues	15	16	(3,285)	(5,192)
Adjustment to estimated income	-	-	451	788
Other	-	-	(184)	(116)

Income and social contribution taxes before tax
benefits	(1,157)	(687)	(28,989)	(22,655)

Tax benefits
Workers’ meal program (PAT)	-	-	91	248
Cultural incentives	-	-	1	67

Income and social contribution taxes in the statement
of income	(1,157)	(687)	(28,897)	(22,340)

Current	(1,224)	(800)	(33,584)	(25,993)
Deferred	67	113	4,687	3,653

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

c)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast region of Brazil, as follows:

Subsidiary	Units	Exemption - %	Expiration date

Oxiteno Nordeste S.A. – Indústria e Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe base	100	2003
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	37,5	2003
	Aracaju base	37,5	2003
Terminal Químico de Aratu S.A.– Tequimar	Aratu terminal	100	2003
	Suape terminal (acetic acid
	and butadiene byproducts)	100	2005

Tax benefits from income tax exemption are recorded in a specific capital reserve account in stockholders’ equity by the subsidiaries. These benefits are recognized in income by the Company through the equity pick-up, as shown in Note 11.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

11.	INVESTMENTS

	Investments		Equity in subsidiaries and affiliates

			Quarter ended March 31

	03.31.2003	12.31.2002	2003	2002

Ultragaz Participações S.A.	198,772	202,068	(3,289)	5,575
Ultraquímica Participações S.A.	513,281	512,404	877	12,991
Ultracargo Participações Ltda.	106,316	101,949	4,390	3,119
Ultratecno Participações Ltda.	8,630	8,619	11	(51)
Oxiteno S.A. Indústria e Comércio	690,894	636,392	54,502	-
Imaven Imóveis e Agropecuária Ltda.	43,160	41,986	1,174	1,223
Imaven II Agropecuária S.A.	149	144	5	-
Ultradata S/C Ltda.	-	-	-	95
Others	186	193	-	-

	1,561,388	1,503,755	57,670	22,952

In November 2002, Ultradata S/C Ltda. was merged into Ultraquímica Partcipações S.A.

The consolidated amount of equity in the results of subsidiaries and associated companies presented in the statement of income includes R$ 12,889 (2002 – R$ 6,432 for the quarter) of income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. – Indústria e Comércio in associated company Oxicap Indústria de Gases Ltda. is carried under the equity method, based on their financial statements as of February 28, 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

12.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

		03.31.2003			12.31.2002

	Annual depreciation rates - %	Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	47,623	-	47,623	47,151
Buildings	4	323,449	(112,978)	210,471	211,239
Machinery and equipment	5 to 10	791,831	(390,723)	401,108	391,405
Vehicles	20 to 30	111,401	(74,640)	36,761	35,146
Furniture and fixtures	10	12,189	(4,438)	7,751	7,733
Construction in progress	-	41,294	-	41,294	39,141
Others	10 to 20	74,282	(28,093)	46,189	47,652

		1,402,069	(610,872)	791,197	779,467

Construction in progress refers basically to renovations of the subsidiaries’ plants. Other items primarily comprise computer equipment and commercial property rights.

13.	DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of system modernization projects in the amount of R$ 24,051 ( 2002 – R$ 19,866), being amortized over five to ten years, and in the installation of Ultrasystem equipment at customers’ premises in the amount of R$ 56,829 (2002 – R$ 58,044), amortized over the periods of the LPG supply contracts with these customers.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

14.	FINANCING (CONSOLIDATED)

Description	03.31.2003	12.31.2002	Index/ Currency	Annual Interest Rate - %	Maturity and amortization

Foreign currency:
International Finance Corporation - IFC	17,224	17,736	US$	9.38	Semiannually to 2003
Syndicated loan	205,262	212,503	US$	7.15	Semiannually to 2004
Financing for inventories and Property additions	14,870	3,786	US$	From 4.96 to 8.0	Semiannually and annually
					to 2004
Advances on foreign exchange contracts	113,551	73,883	US$	From 2.4 to 10.5	Maximum of 230 days
National Bank for Economic and Social Development (BNDES)	27,975	28,863	UMBNDES	From 10.36 to 12.26	Monthly to 2008

BNDES - Exim	16,949	17,849	US$	5.25	Quarterly to 2003.
Export prepayments, net of Linked operations	48,863	23,165	US$	From 4.1 to 16.3	Semiannually and annually
					to 2004
Subtotal	444,694	377,785

0Local currency:
BNDES	158,591	163,831	TJLP	From 1.5 to 5.0	Monthly and quarterly to
					2008
BNDES	17,728	18,164	IGP - M	6.5	Semiannually to 2008
FINAME	21,078	23,665	TJLP	From 1.8 to 4.4	Monthly to 2007
Other	19	21		Various

Subtotal	197,416	205,681

Total financing	642,110	583,466

Current liabilities	(291,218)	(219,827)

Long-term liabilities	350,892	363,639

TJLP = long-term interest rate
IGP-M = general market price index
UMBNDES = BNDES monetary unit
FINAME = government agency for machinery and equipment financing

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

The long-term portion matures as follows:

	03.31.2003	12.31.2002

From 1 to 2 years	263,364	273,270
From 2 to 3 years	44,751	43,145
From 3 to 4 years	32,431	32,535
Over 4 years	10,346	14,689

	350,892	363,639

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações S.A. In June 2002, the indirect subsidiary LPG International Inc. exercised the call option for these securities by using funds from a syndicated loan maturing in August 2004.

The loan from International Finance Corporation – IFC to the indirect subsidiary Oxiteno Nordeste S.A. – Indústria e Comércio is equivalent to US$ 5 million and matures in 2003. The loan was earmarked for the expansion and modernization of the Camaçari plant in the state of Bahia, which started activities in 1997.

The financing is collateralized by liens on property, plant and equipment, shareholdings, and by promissory notes and sureties provided by the Company and its subsidiaries.

15.	OTHER TAXES (CONSOLIDATED)

The Company and its subsidiaries obtained preliminary injunctions to pay taxes on revenues (PIS and COFINS) without the changes introduced by Law No. 9,718/98. The Companies are contesting the addition of 1% in the COFINS rate, as well as the incidence of PIS and COFINS on other revenues. The principal issue, however, concerns the collection of these taxes by the refinery which supplies LPG using the tax substitution system on behalf of the subsidiary companies Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. The tax substitution method, which increased the calculation basis of PIS and COFINS by four times the LPG price practiced by the refineries, continued until June 30, 2000, when the rates of these taxes were increased for the refineries and reduced to zero for distributors. However, based on legal counsel’s opinion, Company management opted to pay, on November 26, 2002, the amounts previously accrued for the PIS and COFINS tax substitution, as well as the increment of 1% in the COFINS rate on billings, therefore taking advantage of the benefit provided in Executive Act No. 75 of October 24, 2002.

The Company and its subsidiaries are still challenging in court the incidence of these taxes on other revenues. The unpaid amounts were accrued in the financial statements of the Company and its subsidiaries and amount to R$ 26,394 (2002 – R$ 23,730).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

Terminal Químico de Aratu S.A. – Tequimar obtained a favorable decision on its lawsuit contesting the payment of the social contribution tax introduced by Law No. 7,689/88. The favorable decision to this subsidiary was final and unappealable; however, the Federal Government filed a motion for a new trial to reverse the previous decision. Based on legal counsel’s opinion and the outcome of recent cases judged by the Federal Supreme Court, the subsidiary opted to pay this tax on July 31, 2002, using the tax benefit provided by Executive Act No. 38 of May 14, 2002, and Federal Revenue Authority Regulation No. 900 of July 19, 2002.

16.	STOCKHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, 51,264,621,778 common and 18,426,647,050 preferred shares.

On March 31, 2003, 4,190,955 preferred shares were outstanding in the foreign market, in the form of American Depositary Receipts – ADRs. The following table shows the effects of the corporate reorganization detailed in Note 4.

		Number of shares

Events	Capital – R$	Common	Preferred	Total

At December 31, 2001	433,857	37,984,012,500	15,015,987,500	53,000,000,000

Shares issued for:
Merger of Gipóia Participaç&otidle;es Ltda.	38,527	7,850,603,880	–	7,850,603,880

Merger of shares of Oxiteno S.A. – Indústria e Comércio	191,568	5,430,005,398	3,410,659,550	8,840,664,948

At December 31, 2002	663,952	51,264,621,778	18,426,647,050	69,691,268,828

Preferred shares are nonconvertible into common shares and nonvoting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital redemption, without premium, in the event of liquidation of the Company.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

b)	Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury.

As of March 31, 2003, there were 20,199,760 preferred shares in treasury.

c)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and associated companies, realization occurs on depreciation, write-off or sale of the revalued assets and is transferred to retained earnings, net of the related tax effects.

In some cases, taxes on the revaluation reserves of certain subsidiaries and associated companies are recognized only on realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$ 10,237 (2002 – R$ 8,553).

17.	NONOPERATING EXPENSES (CONSOLIDATED)

Composed substantially by the results on sales of permanent assets, especially on sales of cylinders.

18.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as demand behavior, competition, technological innovation, and relevant structural changes in industry, among others) are addressed by the Company management model. Economic-financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•	Customer default – These risks are managed by specific policies for accepting customers and credit analysis and had mitigated by diversification of sales. Oxiteno S.A. – Indústria e Comércio and Oxiteno Nordeste S.A. – Indústria e Comércio held R$ 6,761 (2002 – R$ 6,833) of allowances for potential losses on receivables and Companhia Ultragaz S.A., R$ 6,847 (2002-R$ 8,251), recognized in response to a market situation of sharply increased prices and reduced volumes in 2002.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

•	Interest rates – The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The short-term investments of the Company and its subsidiaries are comprised substantially of transactions linked to interbank deposit (CDI) rates, as described in Note 5. A portion of the financial assets is destined for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and from abroad, as mentioned in Note 14.

•	Exchange rates – Basically, the subsidiaries use foreign currency hedge instruments available in the financial market to cover their liabilities and assets in foreign currency. Given the volatility of exchange rates during 2001, the Company fully hedged its foreign currency exposure. Such hedges have amounts, periods and indexes equivalent to bank loans in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at March 31, 2003:

Book value

Assets:
Currency hedge transactions and gross interest	375,288
Foreign cash and cash equivalents	120,976
Receivables from foreign customers, net of advances on export contracts	47,194

Total	543,458

Liabilities:
Foreign currency financing	444,694
Import payables	20,033

Total	464,727

Net asset position	78,731

Given the characteristics of the financial instruments described above, the managements of the Company and its subsidiaries believe that market values approximate the book values of these financial instruments. The exchange variation on cash and cash investments of the subsidiary Oxiteno Overseas Co. was recorded as financial expense in the statement of income for the quarter ended in March 31, 2003, in the amount of R$ 6,536 (2002 – financial income in the amount of R$ 116). Except for the interest held by Oxiteno S.A. – Indústria e Comércio in Petroquímica União S.A., mentioned below, the other financial instruments recorded in the financial statements as of March, 31, 2003 were determined in conformity with the accounting criteria and practices described in these notes.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

The investment in Petroquímica União S.A., representing 1.95% of total capital, was acquired at a privatization auction held in 1994, and is presented in the financial statements at cost restated through December 31, 1995, amounting to R$ 18,694. The market value of this investment at March 31, 2003, based on the quotation of the investee’s shares on the Stock Exchange, was approximately R$ 12,538.

Management believes that no valuation reserve is necessary for this investment, in view of its clear strategic and permanent nature, since the investee is an important supplier of raw material to Oxiteno S.A. – Indústria e Comércio. Also, the acquisition of this investment was made using long-term financing from BNDES, at favorable interest rates compared to those prevailing in the market.

19.	INSURANCE COVERAGE FOR SUBSIDIARIES

The subsidiaries maintain insurance coverage in amounts considered sufficient to cover potential losses from damage to assets, as well as for civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20.	SURETIES AND GUARANTEES

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 356,214.

21.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

The Petrochemical Industry Labor Union, which represents the employees of Oxiteno Nordeste S.A. – Indústria e Comércio, filed class action suits against the subsidiary in 1991, demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively followed. Based on the opinion of its legal counsel, who analyzed the final decision of the Federal Supreme Court on the class action suit in which such Union is a plaintiff, as well as the status of the specific suit against the subsidiary, its management does not believe that it is necessary to record a reserve at March 31, 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel consider the risks to be low or remote and, therefore, no reserves for potential losses on these cases have been recorded.

Oxiteno Nordeste S.A. – Indústria e Comércio has a supply contract with Braskem S.A. (present name of Copene Petroquímica do Nordeste S.A.) effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the quarters ended March 31, 2003 and 2002, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Demand for the three-month periods ended March 31

	Minimum annual purchase commitment	2003	2002

In tons	137,900	43,014	33,013

22.	STOCK OPTION PLAN

At the Annual and Extraordinary Meetings held on April 27, 2001, the stockholders approved a Stock Option Plan, to be offered to all managers and employees in positions of responsibility in the Company and its subsidiaries. No options had been granted under this plan as of March 31, 2003.

23.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev – Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 – Notes to the Quarterly Information (Amounts in thousands of Brazilian reais – R$ unless otherwise indicated) (unaudited)

11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5%and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant’s name during a period of between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. For the quarter ended March 31, 2003, the Company and its subsidiaries contributed R$ 801 to Ultraprev, which was charged to income. The total number of employee participants as of March 31, 2003 was 4,920, with no participants retired to date.

Additionally, Ultraprev has 2 active participants and 34 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan’s assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 36 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

05.01 – Comments on the Company’s Performance for the Quarter

See comments on consolidated performance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	03.31.2003 (unaudited)	12.31.2002
1	Total assets	2,187,142	2,127,913
1.01	Current assets	1,227,192	1,186,895
1.01.01	Cash and cash equivalents	621,821	637,939
1.01.01.01	Cash and banks	47,025	53,569
1.01.01.02	Temporary cash investments	574,796	584,370
1.01.02	Receivables	321,085	271,654
1.01.02.01	Trade accounts receivable	321,085	271,654
1.01.03	Inventories	123,605	106,250
1.01.04	Other	160,681	171,052
1.01.04.01	Recoverable taxes	105,833	115,060
1.01.04.02	Prepaid expenses	5,351	3,197
1.01.04.03	Other receivables	49,497	52,795
1.02	Noncurrent assets	52,639	47,382
1.02.01	Accounts receivable	0	0
1.02.02	Receivables from related parties	2,245	2,603
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	2,245	2,603
1.02.03	Other	50,394	44,779
1.02.03.01	Deferred income tax	38,369	33,257
1.02.03.02	Escrow deposits	7,700	6,992
1.02.03.03	Other receivables	4,325	4,530
1.03	Permanent assets	907,311	893,636
1.03.01	Investments	32,501	33,036
1.03.01.01	Investments in affiliates	7,172	6,984
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	25,329	26,052
1.03.02	Property, plant and equipment	791,197	779,467
1.03.03	Deferred charges	83,613	81,133

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	03.31.2003 (unaudited)	12.31.2002
2	Total liabilities and stockholders’ equity	2,187,142	2,127,913
2.01	Current liabilities	478,342	468,230
2.01.01	Loans and financing	291,218	219,827
2.01.02	Debentures	0	0
2.01.03	Suppliers	102,611	104,436
2.01.04	Taxes payable	11,306	9,952
2.01.05	Dividends	3,640	48,953
2.01.06	Accruals	50,279	66,299
2.01.06.01	Income and social contribution taxes	3,369	1,920
2.01.06.02	Salaries and payroll charges	46,910	64,379
2.01.07	Payables to related parties	0	0
2.01.08	Other	19,288	18,763
2.02	Long-term liabilities	426,766	437,649
2.02.01	Loans and financing	350,892	363,639
2.02.02	Debentures	0	0
2.02.03	Accruals	64,262	61,438
2.02.03.01	Income and social contribution taxes	35,216	34,791
2.02.03.02	Other taxes	29,046	26,647
2.02.04	Payables to related parties	9,366	10,217
2.02.05	Other	2,246	2,355
2.03	Deferred income	0	0
2.04	Minority interest	31,023	30,950
2.05	Stockholders’ equity	1,251,011	1,191,084
2.05.01	Capital	663,952	663,952
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	25,593	26,036
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ affiliates	25,593	26,036
2.05.04	Profit reserves	501,096	501,096
2.05.04.01	Legal	28,546	28,546
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	40,593	40,593
2.05.04.05	Retention of profits	432,355	432,355
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(398)	(398)
2.05.04.07.01	Treasury shares	(398)	(398)
2.05.05	Retained earnings/accumulated deficit	60,370	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

07.01 – CONSOLIDATED STATEMENT OF INCOME (Thousands of Brazilian reais – R$) (unaudited)

1 – CODE	2 – DESCRIPTION	3 – 01.01.2003 to 03.31.2003	4 – 01.01.2003 to 03.31.2003	5 – 01.01.2002 to 03.31.2002	6 – 01.01.2002 to 03.31.2002
3.01	Gross sales and services	1,153,162	1,153,162	734,457	734,457
3.02	Revenue deductions	(218,980)	(218,980)	(154,887)	(154,887)
3.03	Net sales and services	934,182	934,182	579,570	579,570
3.04	Cost of sales and services	(741,701)	(741,701)	(446,947)	(446,947)
3.05	Gross profit	192,481	192,481	132,623	132,623
3.06	Operating income/ expenses	(102,680)	(102,680)	(70,604)	(70,604)
3.06.01	Selling	(36,834)	(36,834)	(24,700)	(24,700)
3.06.02	General and administrative	(66,773)	(66,773)	(54,712)	(54,712)
3.06.02.01	Depreciation expense	(21,653)	(21,653)	(19,009)	(19,009)
3.06.02.02	Other expenses	(45,120)	(45,120)	(35,703)	(35,703)
3.06.03	Financial	(12,337)	(12,337)	716	716
3.06.03.01	Financial income	2,520	2,520	22,168	22,168
3.06.03.02	Financial expenses	(14,857)	(14,857)	(21,452)	(21,452)
3.06.04	Other operating income	751	751	783	783
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	12,513	12,513	7,309	7,309
3.07	Income from operations	89,801	89,801	62,019	62,019
3.08	Nonoperating income (expenses)	(902)	(902)	(1,373)	(1,373)
3.08.01	Income	835	835	661	661
3.08.02	Expenses	(1,737)	(1,737)	(2,034)	(2,034)
3.09	Income before taxes and profit sharing	88,899	88,899	60,646	60,646
3.10	Provision for income and social contribution taxes	(33,584)	(33,584)	(25,993)	(25,993)
3.11	Deferred income tax	4,687	4,687	3,653	3,653
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(41)	(41)	(13,972)	(13,972)
3.15	Net income	59,961	59,961	24,334	24,334
	Number of shares, excluding treasury shares (in thousands)	69,671,070	69,671,070	53,000,000	53,000,000
	Earnings per share	0.00086	0.00086	0.00046	0.00046
	Loss per share	0	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

08.01 – Comments on the Company’s Consolidated Performance for the Quarter

Net Sales: Ultrapar’s consolidated net sales revenue for the first quarter 2003 (1Q03) totaled R$ 934.2 million, 61% higher year over year and an increase of 3% in relation to 4Q02. Net sales revenue for Ultragaz increased 46% in the 1Q03, reaching R$ 568.9 million compared with R$ 390.7 million for the same period in 2002. Compared to 4Q02, Ultragaz’s net sales revenue reported growth of 3%. Oxiteno’s net sales revenue was up 97% year over year recording R$ 333.3 million in 1Q03 against R$ 169.2 million in 2002. Compared with 4Q02, Oxiteno’s net sales revenue was 3% higher.

Ultragaz: First quarter LPG sales volume was 289.9 thousand tons, a decline of 6% in relation to the same period in 2002. The Brazilian market was impacted by LPG price increases with a 10% fall in sales volume in 1Q03.

Oxiteno: Total sales volume in 1Q03 was 117.9 thousand tons, an increase of 11% compared with 105.9 thousand tons in the same period in the preceding year. This increase is a reflection of the greater supply of raw material in relation to 1Q02 when Braskem, Oxiteno’s ethylene supplier in Camaçari, interrupted operations as part of its program to expand production capacity, restricting Oxiteno’s ethylene supply in 32%, thus impacting our sales volume. Exports were 47.8 thousand tons, down by 4% in relation to 49.9 thousand tons sold in 1Q02, stimulated by import substitution in the polyester and hydraulic fluids segments. Sales volume to the domestic market was 70.1 thousand tons, 25% higher than the 56.0 thousand tons sold in 1Q02.

Cost of Goods Sold: Cost of goods sold for Ultrapar in 1Q03 was R$ 741.7 million, 66% higher than the R$ 446.9 million in the same period for 2002. Ultragaz’s cost of goods sold was R$ 499.0 million in 1Q03, an increase of 59% compared with R$ 314.4 million in the same period of last year. The cost of goods sold at Oxiteno totaled R$ 226.0 million in 1Q03, an increase of 83% compared to R$ 123.8 million in 1Q02. Compared to 4Q02, Ultrapar’s cost of goods sold was 9% higher than the R$ 678.3 million recorded in that period.

Ultragaz: Comparing the first quarters of 2002 and 2003, Ultragaz’s cost of goods sold increased by 59%, driven by an average increase of 80% in LPG refinery prices, a reflection of the process of maintaining domestic LPG prices at the levels practiced in the international market.

Oxiteno: Oxiteno’s cost of goods sold posted an increase of 83% in 1Q03. This increase was due largely to an increase in variable costs, ethylene cost was up by 77%, and a 11% increase in sales volume on a quarter over quarter comparative basis. In relation to 4Q02, Oxiteno’s cost of sales increased by 17%, driven by increased variable costs.

Gross Profit: Ultrapar’s 1Q03 gross profit was R$ 192.5 million, 45% higher than the R$ 132,6 million registered in the 1Q02. Compared with the 4Q02, gross profit fell 16%, impacted by results at both Oxiteno and also Ultragaz.

Selling, General and Administrative Expenses: Ultrapar reported R$ 103.6 million in operating expenses in 1Q03, 30% higher than the R$ 79.4 million in the same period in 2002. Compared to 4Q02, operating expenses were 13% lower than the R$ 118.8 reported in that quarter.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

08.01 – Comments on the Company’s Consolidated Performance for the Quarter

Ultragaz: Ultragaz’s general, administrative and selling expenses totaled R$ 54.5 million in 1Q03, or R$ 8.4 million higher than the R$ 46.1 million recorded in the same period in 2002. This increase is due to higher depreciation expenses of R$ 20.3 million in 1Q03 against R$ 17.9 million for the same period in the previous year. Furthermore, selling expenses were also higher by R$ 3.2 million in the first quarter of 2003, due to the pre-selling expenses prior to the opening of the new filling plant in Betim, state of Minas Gerais and an increase in salaries and bonuses. Compared with the previous quarter, general, administrative and selling expenses were 17% lower due to the establishment of a doubtful account provision of R$ 8.3 million in 4Q02 and the reduction in advertising, marketing and payroll overheads.

Oxiteno: General, administrative and selling expenses were R$ 41.7 million, R$ 13.6 million higher than 1Q02. Selling expenses increased R$ 8.8 million due to increase freight charges compatible with growth in sales volume, the increase in oil product prices and comparative foreign exchange variation for the two periods. Administrative expenses increased R$ 4.6 million impacted by the cost of profit sharing and the collective wage agreements. Compared with 4Q02, Oxiteno’s general, administrative and selling expenses fell 11%, due to a one time expenses with consultancy and legal fees associated with Oxiteno’s corporate restructuring.

Operating Income: Ultrapar’s operating income was R$ 89.6 million in 1Q03, 66% higher than the R$ 54.0 million in 1Q02. This increase came mainly from Oxiteno, where the operating income jumped from R$ 17.8 million in 2002 to R$ 66.1 million. Ultragaz’s operating income rose from R$ 30.6 million in 1Q02 to R$ 15.7 million in 1Q03. Compared to fourth quarter 2002, Ultrapar’s operating income in 1Q03 was 17% lower impacted by differing seasonal factors between the two quarters.

Financial Result: Ultrapar recorded a net financial expense of R$ 12.3 million in 1Q03 against a net financial income of R$ 0.7 million in 1Q02. The payment in December 2002 of R$ 208.0 million to Oxiteno’s dissenting shareholders – the result of the corporate restructuring – impacted our cash position. In March 6, 2003, Ultrapar paid out R$ 45.0 million in dividends ending the quarter with a total cash position of R$ 621.8 million and total debt of R$ 642.1 million. The Real’s appreciation of 5.1% against the US dollar also negatively impacted our financial investments indexed to the US dollar as well as our currency hedge. During 1Q03, we reduced our position in dollar-indexed assets and currency hedge positions, ending the quarter with a net dollar asset position of R$ 78.7 million, considering as assets, cash and marketable overseas financial investments, currency hedges and foreign currency receivables, financing in foreign currency and import bills payables.

Equity Income: Equity income was generated mainly from tax breaks at Oxiteno’s plant in Camaçari, and from Bahiana Distribuidora de Gás and Tequimar, together totaling R$ 12.5 million in 1Q03, and 71% higher than the equity income reported in 1Q02. This improvement is compatible with improved overall results, principally those of Oxiteno. Compared with 4Q02, equity income registered a 9% fall, in line with operating results.

Other Non-operating Income (Expense): In 1Q03, Ultrapar recorded a non-operating expenses of R$ 0.9 million, an improvement over the R$ 0.5 million in the first quarter of 2002. This result is mainly due to the reduction in write-offs of Ultragaz’s gas cylinders, discarded as scrap metal.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

08.01 – Comments on the Company’s Consolidated Performance for the Quarter

Income Tax and Social Contribution: Income tax and social contribution expenses totaled R$ 28.9 million in 1Q03 and R$ 22.3 million in the same period in 2002, figures compatible with Ultrapar’s better results. Compared with 4Q02, Ultrapar reported a reduction in income tax and contribution social of R$ 3.1 million, compatible with the trend in results.

Minority Interest: With the conclusion of the corporate restructuring in 2002, Oxiteno and Ultragaz have now become wholly-owned subsidiaries of Ultrapar, practically eliminating the minority interest in Ultrapar. In 1Q02, the minority interest in Ultrapar was R$ 14.0 million. As a consequence of the corporate restructuring, in 4Q02, Ultrapar reversed the minority participation of the third quarter 2002 and presented a positive minority participation of R$ 24.3 million.

Net Income: Ultrapar’s net income in 1Q03 was R$ 60.0 million as against R$ 24.3 million in the same period 2002. This is due to the improved operating income and the extinguishing of the minority interest in Oxiteno and Ultragaz. Comparing with 4Q02, net income posted a 44% decline, this reflecting the fact that the 4Q02 net income was impacted by the reversal of the minority interest registered in 3Q02.

EBITDA: Ultrapar’s EBITDA for 1Q03 totaled R$ 122.0 million, 48% higher than the R$ 82.5 million in the same period for 2002. Ultragaz’s EBITDA was R$ 36.0 million while EBITDA for Oxiteno was R$ 74.6 million as shown below. Compared to the fourth quarter 2002, Ultrapar’s EBITDA was 13% lower than the R$ 139.9 million recorded for that period.

EBITDA

R$ million	1Q03	1Q02	4Q02	Change 1Q03 X 1Q02	Change 1Q03 X 4Q02

Ultrapar	122.0	82.5	139.9	48%	(13%)
Ultragaz	36.0	48.5	38.9	(26%)	(7%)
Oxiteno	74.6	25.7	92.8	190%	(20%)
Ultracargo	10.0	7.2	7.0	39%	43%

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

09.01 – Investments in subsidiaries and/or affiliates

1- Item	2 - Company Name	3 - Corporate Taxpayer Number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor's net equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the previous quarter (in thousands)

01	Ultraquímica Participações S.A.	34.266.973/0001-99	Closely-held subsidiary	100.00	41.03	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações S.A.	57.651.960/0001-39	Closely-held subsidiary	100.00	15.89	Commercial, industrial and other	4,336	4,336
03	Ultracargo Participações Ltda.	55.215.487/0001-11	Closely-held subsidiary	100.00	8.5	Commercial, industrial and other	2,857	2,857
04	Ultratecno Participações Ltda.	53.690.921/0001-90	Closely-held subsidiary	100.00	0.69	Commercial, industrial and other	65,159	65,159
05	Imaven Imóveis e Agropecuária	61.604.112/0001-46	Closely-held subsidiary	100.00	3.45	Commercial, industrial and other	27,734	27,734
06	Ltda.	62.545.686/0001-53	Closely-held subsidiary	100.00	55.23	Commercial, industrial and other	35,102	35,102
	Oxiteno S.A. Indústria e Comércio

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Law March 31, 2003

1 – CVM Code	2 – Company Name	3 – Corporate Taxpayer Number (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

17.01 – REPORT ON LIMITED REVIEW – UNQUALIFIED

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo – SP – Brazil

1.	We have reviewed the accompanying quarterly financial information of Ultrapar Participações S.A. (the “Company”) and subsidiaries as of and for the three-month period ended March 31, 2003, prepared under the responsibility of management and in conformity with Brazilian accounting practices, consisting of the balance sheet (Company and consolidated), the statement of income and the performance report, all expressed in Brazilian reais.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.	Based on our review, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.	The balance sheet (Company and consolidated) as December 31, 2002, presented for comparative purposes, was audited by us, in conformity with our unqualified report thereon, dated January 24, 2003. The statement of income (Company and consolidated) for the three-month period ended March 31, 2002, presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified review report thereon, dated April 30, 2002.

5.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2003

Index

Group	Table	Description	Page
01	01	Identification	02
01	02	Head office	02
01	03	Investor relations director (Company mailing address)	02
01	04	ITR reference	02
01	05	Capital composition	03
01	06	Characteristics of the Company	03
01	07	Companies excluded from the consolidated financial statements	03
01	08	Dividends approved and/or paid during and after the quarter	03
01	09	Subscribed capital and changes in the current year	04
01	10	Investor relations director	04
02	01	Balance sheet – assets	05
02	02	Balance sheet – liabilities and stockholders' equity	06
03	01	Statement of income	07
04	01	Notes to the quarterly information	08
05	01	Comments on the Company’s performance for the quarter	28
06	01	Consolidated balance sheet – assets	29
06	02	Consolidated balance sheet – liabilities and stockholders’ equity	30
07	01	Consolidated statement of income	31
08	01	Comments on the consolidated performance for the quarter	32
09	01	Investments in subsidiaries and/or affiliates	35
17	01	Report on special review – unqualified	36
		Ultraquímica Participações S.A.
		Ultragaz Participações S.A.
		Ultracargo Participações Ltda.
		Ultratecno Participações Ltda.
		Oxiteno S.A. Indústria e Comércio
		Imaven Imóveis e Agropecuária Ltda.

(Tentative and preliminary. Only for discussion.)

ITEM 2

1st Quarter 03

ULTRAPAR PARTICIPAÇÕES S.A.
(NYSE: UGP/ BOVESPA:UGPA4)

INFORMATION AND RESULTS FOR THE FIRST QUARTER 2003
(São Paulo, May 8, 2003)

61% GROWTH IN NET REVENUE IN 1Q03 COMPARED TO 1Q02
66% GROWTH IN OPERATING PROFIT
EBITDA INCREASED 48% IN 1Q03 COMPARED TO 1Q02
147% HIGHER NET INCOME IN 1Q03 COMPARED TO 1Q02

     “In the past year, the LPG market has suffered, simultaneously, from substantial price increases, negatively affecting demand, and from a stiffer competition, especially in recent months. Despite the adverse scenario, through our business segment diversification, strategic positioning and financial position, we could register an expressive growth in results in the last quarter.

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A. UGPA4 = R$ 23.15 / 1.000 shares UGP = US$ 6.88 / ADR (31/03/03)

1st Quarter 03

1st Quarter 2003 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno) as well as transportation and storage of related products (Ultracargo), reported the following results for the first quarter 2003:

Financial Performance Ultrapar Consolidated	1Q03	1Q02	4Q02	Δ (%) 1Q03x1Q02	Δ (%) 1Q03x4Q02

Net Sales Revenue	934	580	908	61%	3%
Gross Profit	193	133	229	45%	(16%)
Operating Profit	90	54	108	66%	(17%)
EBITDA	122	83	140	48%	(13%)
Net Income	60	24	108	147%	(44%)
Earnings per 1,000 shares	0.86	0.46	1.55	87%	(45%)

In millions of R$ (except EPS)

Operating Performance Ultragaz	1Q03	1Q02	4Q02	Δ (%) 1Q03x1Q02	Δ (%) 1Q03x4Q02

Sales Volume (thousand tons)	289.9	307.1	327.2	(6%)	(11%)
Bottled	179.2	185.6	208.9	(3%)	(14%)
Bulk	110.7	121.5	118.3	(9%)	(6%)

*Source: Sindigás

Operating Performance Oxiteno	1Q03	1Q02	4Q02	Δ (%) 1Q03x1Q02	Δ (%) 1Q03x4Q02

Sales Volume (thousand tons)	117.9	105.9	118.8	11%	(1%)
Domestic	70.1	56.0	66.1	25%	6%
Exports	47.8	49.9	52.7	(4%)	(9%)

1st Quarter 03

Ultrapar and the macroeconomic environment

The first quarter 2003 brought a number of positive economic signals, as the economic adjustment policies – fiscal rigor, monetary austerity, flexible exchange rate and inflation targeting – were maintained by the incoming government. The result has been a strengthening of the Real and a reduction in the country risk premium. On the other hand, the devaluation of the Real in 2002 resulted in lower sales, lower industrial production and a decline in workers’ real wages. Internationally, the uncertainty caused by the Middle East conflict drove up the price of oil and oil products. The international dollar price of LPG, the Mont Belvieu benchmark, increased 60% from 1Q02 to 1Q03 and 14% from 4Q02 to 1Q03. The average NWE benchmark price for naphtha increased 67% between 1Q02 and 1Q03, and 30% between 4Q02 and 1Q03.

Operating Performance

Despite the uncertain and volatile environment, Ultrapar achieved a significant improvement in results, on a par with recent years, thanks, principally, to its balanced portfolio of business. Unlike early 2002, when Oxiteno suffered from a shortage of raw materials and an unfavorable price environment, this year it was Ultragaz that faced difficulties. Successive increases in the ex-refinery price of LPG plus the loss of industrial segment sales volume to natural gas in the second half of the year put pressure on the LPG market and affected Ultragaz’s results negatively. Nevertheless, Ultragaz fared better than its competitors, thanks to its competitive advantages, customer focus, dedication to cost reduction and its people. On the other hand, Oxiteno, free from shortages and facing an improved price environment, reported record first quarter results.

Ultragaz. In January 2002, the price dynamics in the Brazilian LPG market changed, and domestic LPG began to be priced off international prices. This change, which made domestic prices vulnerable to international prices as well as to the effects of the Real devaluation, was responsible for an average 80% increase in the price of the LPG purchased by Ultragaz and, for the first time, caused a significant reduction in Brazilian consumption of LPG. In addition, the conversion of certain industrial consumers to natural gas during 2002 had an impact on sales volumes. Brazilian LPG consumption fell 10% in the first quarter 2003 compared to first quarter 2002. The drop in Ultragaz’s sales volume was lesser, 6% compared to 1Q02.

*	Starting this quarter, what used to be called the residential segment will now be called the bottled segment, and UltraSystem’s sales and large bulk sales which we called the non-residential segment, will be referred to as bulk sales. These terminology better reflects the nature of Ultragaz’s segments.

1st Quarter 03

Sales volume in the bottled segment, served mainly by 13 Kg cylinders, fell 3% over 1Q02. This segment is the most price-sensitive, since it covers a large part of Brazil’s lower-income population. As previously mentioned, in the bulk segment, comprising mainly industrial and commercial consumers, 1Q03 sales volume dropped 10.8 thousand tons compared to 1Q02, mainly the result of companies located along the Brazil-Bolivia gas pipeline that converted their energy source to natural gas during 2002. The loss of this volume to natural gas is in line with the company’s expectations and, to a large extent, is being countered by new UltraSystem installations.

Oxiteno. Oxiteno is the sole producer of ethylene oxide and its main derivatives in the Southern Cone, as well as a large producer of specialty chemicals. Oxiteno’s products are used throughout many industrial sectors, including PET packaging, polyester, paints, cosmetics and detergents.

Oxiteno’s 1Q03 sales volume reached 117.9 thousand tons, 11% higher than in 1Q02. This was the result of readier availability of raw material, since in 1Q02 Braskem, ethylene supplier to the Camaçari plant, shut down production in order to work on expanding capacity and reduced, in that quarter, the supply of ethylene to Oxiteno by 32%, adversely impacting sales volume. Sales volume to the domestic market was 70.1 thousand tons, 25% higher than the 56.0 thousand tons of 1Q02, driven primarily by sales to the PET/polyester and hydraulic fluid markets which substituted domestic for imported raw materials this quarter. Oxiteno continued to give priority to domestic demand, which explains much of the 4% decline in exports from 49.9 thousand tons in 1Q02 to 47.8 thousand tons in 1Q03. Exports to Argentina showed clear signs of recovery and export volume to that country grew 206% over 1Q02.

Ultracargo. Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in inter-modal transportation services for the chemical, petrochemicals and LPG sectors in Brazil. Among the solutions, Transultra offers integrated multi-modal transportation, loading and unloading operations at its customers’ installations and management of third party trucking fleets. Tequimar maintains and operates storage installations at port terminals and rail junctions for the movement of chemical and petrochemical products. Tequimar operates terminals in Aratu, Camaçari, Maceió, Paulínia, Santos and Suape. The company’s considerable storage capacity and the strategic location of its assets, facilitates product movement along its multi-modal logistics system. Besides storage services, Tequimar offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering.

Transultra increased its fleet mileage by 67% in 1Q03. Its distinguishing features, based on stability, respect for the legislation and compliance with environmental and safety rules, make Transultra the exception in the transport market and help it win new and important clients. At Tequimar, the occupancy rate of its tanks in 1Q03 was 94.3%, versus 90.9% in 1Q02, when it suffered the effects of Braskem’s production shutdown.

1st Quarter 03

Financial Performance

Net Revenues – Ultrapar’s net consolidated 1Q03 revenues amounted to R$934.2 million, which is a 61% increase over 1Q02 and a 3% improvement over 4Q02.

Net Sales Revenue (R$ million)

Ultragaz –Net 1Q03 revenues at Ultragaz totaled R$568.9 million, an 46% increase over 1Q02. The increase reflects the increase in LPG costs during the year. Compared with 4Q02, the increase was 3%.

Oxiteno – Oxiteno’s net 1Q03 revenues amounted to R$333.3 million, 97% higher than in 1Q02. The Real devaluation and a better sales mix, plus the recovery of glycol prices in the international market, resulted in a 77% improvement in average sales prices, comparing the two quarters. Net revenues were stable compared to 4Q02.

Ultracargo – Net 1Q03 revenues were R$41.5 million, a 50% improvement on 1Q02, reflecting the conquest of new clients at Transultra and increased activity at Tequimar.

Cost of Goods Sold. Ultrapar’s consolidated cost of goods sold in 1Q03 amounted to R$741.7 million, 66% higher than in 1Q02 and 9% above 4Q02.

Ultragaz – The cost of goods sold in 1Q03 increased 59% over 1Q02, driven by an average 80% increase in Petrobras’s ex-refinery LPG prices, caused by the alignment process of domestic LPG prices with international prices. The increase in Ultragaz’s costs compared to 4Q02 was 6%.

Oxiteno – The 1Q03 cost of goods sold increased 83% over 1Q02, driven primarily by variable costs, reflecting the 77% increase in ethylene prices and the 11% increase in sales volume from one quarter to the other. Compared to 4Q02, Oxiteno’s costs grew by 17%, once again due to higher variable costs.

Ultracargo – Ultracargo’s 1Q03 cost of goods sold increased 56% compared with 1Q02, driven by increases in the cost of its main raw materials and inputs. Fuel costs increased at Transultra and, at Tequimar, the increase was in energy costs and in the cost of nitrogen, used to clean the tanks.

Selling, general and administrative expenses – Ultrapar’s consolidated 1Q03 selling, general and administrative expenses totaled R$103.6 million, 30% above the R$79.4 million of 1Q02, though 13% below the R$118.8 million of 4Q02.

Ultragaz – Ultragaz’s 1Q03 selling, general and administrative expenses amounted to R$54.5 million, which is R$8.4 million above the R$46.1 million of 1Q02. One of the reasons for the higher expenses

1st Quarter 03

was depreciation of R$20.3 million for the quarter, compared to the R$17.9 million of 1Q02. Additionally, administrative and sales expenses increased R$3.2 million during the quarter, as the result of the implementation of projects directed to the optimization of commercial and administrative departments, pre-sale expenses prior to the inauguration of its new gas filling plant in Betim and an increase in salaries and bonuses. Compared with 4Q02, Ultragaz’s selling, general and administrative expenses declined 17%, due to the R$8.3 million account for doubtful provision constituted in 4Q02 and the reduction in advertising, marketing and payroll expenses.

Oxiteno – Oxiteno’s 1Q03 selling, general and administrative expenses amounted to R$41.7 million, R$13.6 million above those of 1Q02. Sales expenses increased R$8.8 million, mostly due to higher freight costs, compatible with the increase in sales volume, the higher fuel prices and the Real devaluation between the two quarters. Administrative expenses increased R$4.6 million impacted by the cost of profit sharing and the collective wage agreements. Selling, general and administrative expenses were, however, 11% lower than in 4Q02, when the company faced non-recurring consulting and legal expenses associated with the corporate restructuring.

EBITDA –Ultrapar’s consolidated operating cash generation, as measured by EBITDA, reached R$122.0 million in the 1Q03, 48% more than in 1Q02. When compared to 4Q02, EBITDA for Ultrapar was 13% lower than the 4Q02, due to the seasonality of the businesses.

Ultragaz – At Ultragaz, EBITDA reached R$36.0 million, equivalent to a R$12.5 reduction from 1Q02 and a R$2.9 million reduction from 4Q02.

Oxiteno – Oxiteno’s EBITDA was R$74.6 million, an R$48.9 million improvement over 1Q02, though R$18.2 million below 4Q02.

Ultracargo – Ultracargo generated EBITDA of R$10.0 million, 39% higher than 1Q02 and 43% higher than 4Q02.

EBITDA (R$ million)

Financial Result Ultrapar recorded a net financial expense of R$12.3 million in 1Q03 against a net financial income of R$0.7 million in 1Q02.

Ultrapar recorded a net financial expense of R$12.3 million in 1Q03 against a net financial income of R$0.7 million in 1Q02. The payment in December 2002 of R$208.0 million to Oxiteno`s shareholders that decided to sell their shares due to the corporate restructuring reduced our cash position. In March 6, 2003, Ultrapar paid out R$45.0 million in dividends ending the quarter with a total cash position of R$621.8 million and total debt of R$642.1 million. The Real’s appreciation of 5.1% against the US dollar also negatively impacted our financial investments indexed to the US dollar.

On March 31 2003, we had R$496.3 million invested in dollar-denominated instruments, while our dollar liabilities, including advances on FX contracts, totaled R$444.7 million. Including external clients and

1st Quarter 03

suppliers, our net quarter-end long dollar position was R$78.7 million, considering external cash and financial investments, currency hedges and export receivables on the asset side and hard currency debt and import payables on the liability side.

Net Income – Consolidated first quarter 2003 net income reached R$60.0 million, compared with R$24.3 million in 1Q02. The improvement was the result of better operating profit and of the elimination of the minority participation in Oxiteno and Ultragaz Participações, since one of the consequences of the corporate restructuring in 2002 was that Ultrapar became 100% owner of the total shareholders’ equity of Oxiteno and Ultragaz Participações. In comparison with 4Q02, net income presented a 44% reduction. In 4Q02 net income had been benefited by the reversion of the minority participation for 3Q02.

Capital expenditures – Capital expenditures (Capex) totaled R$48.2 million in 1Q03, allocated as follows:

  At Ultragaz, expenditures were concentrated on expanding the bulk segment (UltraSystem), replacing gas bottles and installing the Oracle system;
  At Oxiteno, Capex focused on development of new products and installation of the Oracle system;
  At Ultracargo, resources were invested in the expansion of the Aratu terminal and fleet expansion.

1Q03 Capex	R$ MM	% of
		Total

Ultragaz	21.2	44%
Oxiteno	18.5	38%
Ultracargo	8.5	18%
Ultrapar	48.2	100%

Ultrapar in the Capital Markets

In the 1Q03, Ultrapar’s shares showed a performance below the Ibovespa and IBX indexes, with an depreciation of 7%, while the Ibovepa and IBX indexes remained almost unchanged.

Ultrapar X Ibovespa X IBX
(Index 100 = 12/30/2002)

1st Quarter 03

The Quarter’s Highlights:

Share repurchase – On March 27 2003, Ultrapar reassumed its share repurchase program. Under this program, the company repurchased a total of 32,000,000 shares in April.

Outlook

Ultrapar continues to look for growth opportunities that add value for shareholders and strengthen its market presence by growing the business, by improving performance and profitability or by technological improvement of its products and processes, always consistent with long-range strategy. To achieve these aims, the company can count on its strong cash generation and solid financial structure.

Oxiteno will seek to develop new products and technologies and open new markets through investments or through acquisitions, in Brazil or overseas. Ultragaz will continue to strengthen its market position by further strategic investments in UltraSystem and expansion of its activities through acquisitions in the LPG sector. Ultracargo will continue to expand its activities by seizing opportunities arising from the logistical infrastructure and deregulation of the oil and oil products market in Brazil. The installation of Oracle integrated system in all of Ultrapar’s business divisions will help enhance the group’s activities and the quality of the services it offers.

Forthcoming Events

Results Release:

On May 09, 2003, Ultrapar will host a conference call with investors to discuss the company’s first quarter 2003 performance and the outlook for 2003.

Conference Call in Portuguese: 11:00 a.m. (Brasilia time)
Dial-in to pre-registering: 55 11 4613-0512
Website to pre-register: www.ccall.com.br/thomson
Password for participants: 382+ registration number to be provided at pre-registration (PIN)
Please call 5 minutes prior to the conference call time on 55 11 4613-0500 with your password.

Conference Call in English: 11:00 a.m. (New York time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512

1st Quarter 03

Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (Click on version in English)
Participant Password: 793
Connecting Telephones:
Calling from Brazil: 11 4613-0503
Calling from the USA: 1-703-788-1236 or 1-866-812-0442 (toll free)
Participant Password: 793 + Personal Identification Number (PIN)

Following the conference calls, replays will be made available until May 19, 2003 at the following numbers:

Conference Call in Portuguese:
Telephone: 55 11 4613-0501 (Password 382)

Conference Call in English
For participants calling from Brazil: 11 4613-0502 (password 793)
For participants calling from the USA: 1-703-788-1236 or 1-866-812-0442 (Password 793)

All financial information has been prepared in accordance with Brazilian corporate law accounting. All figures are given in Brazilian Reais, except on page 16 where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.

For further information please contact:
Investor Relations Department
Ultrapar Participações S.A
(55 11) 3177-6513
fbrasil@ultra.com.br
www.ultra.com.br

1st Quarter 03

Relevant Market Information

Focus on Finance	1Q03	1Q02	4Q02

EBITDA margin Ultrapar	13%	14%	15%
Net income margin Ultrapar	6.4%	4.2%	12%

Focus on Productivity	1Q03	1Q02	4Q02

EBITDA R$/ton Ultragaz	125	158	119
EBITDA R$/ton Oxiteno	633	244	780

Focus on Human Resources	1Q03	1Q02	4Q02

Number of employees Ultrapar	5,914	5,729	5,876
Number of employees Ultragaz	4,044	4,035	4,032
Number of employees Oxiteno	927	901	912
Number of employees Ultracargo	759	622	743

Focus on Capital Markets	1Q03	1Q02	4Q02

N° of shares (MM)	69,691	53,000	69,691
Market Capitalization – R$ million	1,553	1,166	1,735
Av. daily trading volume BOVESPA – th. shares	19,389	29,383	37,709
Av. daily trading volume BOVESPA– R$ th.	459	601	862
Av. BOVESPA price – R$ / th. shares	23.66	20.47	22.87
N°. of ADRs[1] on the NYSE (th. ADRs)	4,191	4,685	4,112
Av. daily trading volume NYSE – ADRs	10,607	17,589	10,855
Av. daily trading volume NYSE– US$ th.	72	150	70
Av. NYSE price – US$ / ADRs	6.79	8.50	6.47
Av. total[2] daily trading volume – th. shares	29,126	46,971	48,564
Av. total[2] daily financial volume– R$ th.	690	960	1,124

1 ADR = 1.000 preferred shares
2 Total = BOVESPA + NYSE

1st Quarter 03

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2003	2002	2002

ASSETS
Cash and marketable securities	621.8	608.5	637.9
Trade accounts receivable	321.1	183.6	271.7
Inventories	123.6	81.7	106.2
Other	160.8	136.5	171.0

Total Current Assets	1,227.3	1,010.3	1,186.8

Investments	32.5	89.4	33.0
Property, plant and equipment	791.2	705.1	779.5
Deferred charges	83.6	72.6	81.1
Other long term assets	52.6	46.7	47.4

Total Long Term Assets	959.9	913.8	941.0

TOTAL ASSETS	2,187.2	1,924.1	2,127.8

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans	291.2	101.6	219.8
Suppliers	102.6	78.2	104.4
Salaries and related contributions	46.9	41.4	64.4
Taxes	14.7	12.3	11.9
Other accounts payable	22.9	29.3	67.7

Total Current Liabilities	478.3	262.8	468.2

Loans	350.9	281.1	363.6
Deferred income tax	35.2	24.1	34.8
Other long term liabilities	40.7	78.1	39.2

Total Long Term Liabilities	426.8	383.3	437.6

TOTAL LIABILITIES	905.1	646.1	905.8

STOCKHOLDERS' EQUITY
Capital	664.0	433.9	664.0
Revalution reserve	25.6	25.4	26.0
Revenue reserves	501.1	340.2	501.1
Retained earnings	60.4	24.8	-

Total Stockholders' Equity	1,251.1	824.3	1,191.1

Minority Interests	31.0	453.7	30.9

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,282.1	1,278.0	1,222.0

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,187.2	1,924.1	2,127.8

Cash	621.8	608.5	637.9
Debt	642.1	382.7	583.4

Net cash (debt)	(20.3)	225.8	54.5

1st Quarter 03

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2003	2002	2002	2003	2002

Net sales	934.2	579.6	907.5	934.2	579.6

Cost of goods sold	(741.7)	(447.0)	(678.3)	(741.7)	(447.0)

Gross profit	192.5	132.6	229.2	192.5	132.6

Operating expenses
Selling	(36.8)	(24.7)	(45.8)	(36.8)	(24.7)
General and administrative	(45.1)	(35.7)	(52.1)	(45.1)	(35.7
Depreciation and amortization	(21.7)	(19.0)	(20.9)	(21.7)	(19.0)

Other operating results	0.7	0.8	(2.0)	0.7	0.8

Income before equity and financial
results	89.6	54.0	108.4	89.6	54.0

Financial results	(12.3)	0.7	(7.2)	(12.3)	0.7
Equity in earnings (losses) of affiliates
Affiliates	(0.4)	1.1	(1.2)	(0.4)	1.1
Benefit of tax holidays	12.9	6.2	14.9	12.9	6.2

Non-operating income (expense)	(0.9)	(1.4)	0.5	(0.9)	(1.4)

Income before taxes	88.9	60.6	115.4	88.9	60.6

Social contribution and income tax	(28.9)	(22.3)	(32.0)	(28.9)	(22.3)

Income before minority interest	60.0	38.3	83.4	60.0	38.3

Minority interest	-	(14.0)	24.4	-	(14.0)

Net Income	60.0	24.3	107.8	60.0	24.3

EBITDA	122.0	82.5	139.9	122.0	82.5
Depreciation and amortization	32.4	28.5	31.5	32.4	28.5
Investments	48.2	29.3	278.5	48.2	29.3

RATIOS

Earnings / 1000 shares	0.86	0.46	1.55	0.86	0.46

Net debt / Stockholders’ equity	0.02	Na	Na	-	-
Net debt / LTM EBITDA	0.04	Na	Na	-	-
Net interest expense / EBITDA	0.10	Na	0.05	0.10	Na

Operating margin	10%	9%	12%	10%	9%
EBITDA margin	13%	14%	15%	13%	14%

1st Quarter 03

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - corporate law

	MAR

	2003	2002

Cash Flows from operating activities	5.0	45.9
Net income	60.0	24.3
Minority interest	-	14.0
Depreciation and amortization	32.4	28.5
Working capital	(68.9)	(24.2)
Financial expenses (A)	(15.5)	4.7
Other	(3.0)	(1.4)

Cash Flows from investing activities	(47.5)	(28.3)
Additions to property, plant, equipment and deferred charges	(48.2)	(29.3)
Disposals of permanent assets	1.2	0.7
Acquisition of minority interests (including treasury shares)	-	-
Dividends received from affiliates	-	0.4
Other	(0.5)	(0.1)

Cash Flows from financing activities	26.4	(65.1)
Short term debt, net	83.7	(25.0)
Issuances	17.6	4.8
Debt payments	(29.2)	(20.6)
Related companies	(0.6)	(1.1)
Dividends paid (B)	(45.3)	(23.1)
Other	0.2	(0.1)

Net increase (decrease) in cash and cash equivalents	(16.1)	(47.5)

Cash and cash equivalents at the beginning of the period	637.9	656.0

Cash and cash equivalents at the end of the period	621.8	608.5

Supplemental disclosure of cash flow information
Cash paid for interest (C)	6.4	5.0
Cash paid for taxes on income (C)	6.6	5.1
Supplier financing of acquisition of property, plant and equipment	-	2.8

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Including dividends paid by Ultrapar and its subsidiaries.
(C)	Included in cash flow from operating activities.
(D)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.

1st Quarter 03

 ULTRAGAZ PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2003	2002	2002

OPERATING ASSETS
Trade accounts receivable	155.6	105.0	138.9
Inventories	25.3	13.8	13.1
Other	75.5	59.3	70.7
Property, plant & equipment	365.3	329.0	365.4
Deferred charges	76.3	71.0	76.5

TOTAL OPERATING ASSETS	698.0	578.1	664.6

OPERATING LIABILITIES
Suppliers	26.6	62.8	45.5
Salaries and related contributions	23.7	21.7	27.7
Taxes	1.5	1.2	1.6
Other accounts payable	3.5	1.7	2.3

TOTAL OPERATING LIABILITIES	55.3	87.4	77.1

     ULTRAGAZ PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2003	2002	2002	2003	2002

Net sales	568.9	390.7	554.3	568.9	390.7

Cost of goods sold	(499.0)	(314.4)	(470.2)	(499.0)	(314.4)

Gross profit	69.9	76.3	84.1	69.9	76.3

Operating expenses
Selling	(17.4)	(14.2)	(27.5)	(17.4)	(14.2)
General and administrative	(16.8)	(14.0)	(18.6)	(16.8)	(14.0)
Depreciation and amortization	(20.3)	(17.9)	(19.6)	(20.3)	(17.9)

Other operating results	0.3	0.4	0.9	0.3	0.4

EBIT	15.7	30.6	19.3	15.7	30.6

EBITDA	36.0	48.5	38.9	36.0	48.5
Depreciation and amortization	20.3	17.9	19.6	20.3	17.9

RATIOS

Operating margin	3%	8%	3%	3%	8%
EBITDA margin	6%	12%	7%	6%	12%

1st Quarter 03

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2003	2002	2002

OPERATING ASSETS
Trade accounts receivable	148.0	69.0	117.3
Inventories	96.7	66.6	91.6
Other	18.0	23.0	28.4
Property, plant & equipment	323.1	301.5	315.8
Deferred charges	8.2	3.9	5.8

TOTAL OPERATING ASSETS	594.0	464.0	558.9

OPERATING LIABILITIES
Suppliers	68.0	12.4	55.2
Salaries and related contributions	17.4	15.1	30.6
Taxes	6.3	2.9	4.9
Other accounts payable	15.8	17.1	16.2

TOTAL OPERATING LIABILITIES	107.5	47.5	106.9

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2003	2002	2002	2003	2002

Net sales	333.3	169.2	323.9	333.3	169.2

Cost of goods sold
Variable	(197.2)	(98.3)	(172.2)	(197.2)	(98.3)
Fixed	(21.2)	(18.4)	(12.9)	(21.2)	(18.4)
Depreciation and amortization	(7.6)	(7.1)	(7.4)	(7.6)	(7.1)

Gross profit	107.3	45.4	131.4	107.3	45.4

Operating expenses
Selling	(19.4)	(10.5)	(18.2)	(19.4)	(10.5)
General and administrative	(21.4)	(16.8)	(27.9)	(21.4)	(16.8)
Depreciation and amortization	(0.9)	(0.8)	(0.9)	(0.9)	(0.8)

Other operating results	0.5	0.5	0.1	0.5	0.5

EBIT	66.1	17.8	84.5	66.1	17.8

EBITDA	74.6	25.7	92.8	74.6	25.7

Depreciation and amortization	8.5	7.9	8.3	8.5	7.9

RATIOS

Operating margin	20%	11%	26%	20%	11%
EBITDA margin	22%	15%	29%	22%	15%

1st Quarter 03

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2003	2002	2002

OPERATING ASSETS
Trade accounts receivable	19.3	10.9	17.4
Inventories	1.6	1.3	1.5
Other	1.5	1.9	2.0
Property, plant & equipment	89.3	60.4	84.5
Deferred charges	1.3	0.3	1.1

TOTAL OPERATING ASSETS	113.0	74.8	106.5

OPERATING LIABILITIES
Suppliers	9.8	3.8	5.6
Salaries and related contributions	5.7	4.6	5.8
Taxes	3.5	2.6	3.3
Other accounts payable	0.1	-	0.2

TOTAL OPERATING LIABILITIES	19.1	11.0	14.9

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2003	2002	2002	2003	2002

Net sales	41.5	27.7	38.9	41.5	27.7

Cost of sales	(26.2)	(16.8)	(25.3)	(26.2)	(16.8)

Gross profit	15.3	10.9	13.6	15.3	10.9

Operating expenses
Selling	-	-	-	-	-
General and administrative	(8.5)	(6.3)	(10.0)	(8.5)	(6.3)
Depreciation and amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)

Other operating results	0.1	0.2	0.2	0.1	0.2

EBIT	6.7	4.6	3.6	6.7	4.6

EBITDA	10.0	7.2	7.0	10.0	7.2
Depreciation and amortization	3.3	2.6	3.4	3.3	2.6

RATIOS

Operating margin	16%	17%	9%	16%	17%
EBTIDA margin	24%	26%	18%	24%	26%

1st Quarter 03

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

(US$ millions)	2003	2002	2002	2003	2002

Net sales
Ultrapar	267.5	243.4	247.3	267.5	243.4
Ultragaz	162.9	164.1	151.1	162.9	164.1
Oxiteno	95.4	71.1	88.3	95.4	71.1
Ultracargo	11.9	11.6	10.6	11.9	11.6

EBIT
Ultrapar	25.7	22.7	29.5	25.7	22.7
Ultragaz	4.5	12.8	5.3	4.5	12.8
Oxiteno	18.9	7.5	23.0	18.9	7.5
Ultracargo	1.9	1.9	1.0	1.9	1.9

Operating margin
Ultrapar	10%	9%	12%	10%	9%
Ultragaz	3%	8%	4%	3%	8%
Oxiteno	20%	11%	26%	20%	11%
Ultracargo	16%	17%	9%	16%	17%

EBITDA
Ultrapar	34.9	34.7	38.1	34.9	34.7
Ultragaz	10.3	20.4	10.6	10.3	20.4
Oxiteno	21.4	10.8	25.3	21.4	10.8
Ultracargo	2.9	3.0	1.9	2.9	3.0

EBITDA margin
Ultrapar	13%	14%	15%	13%	14%
Ultragaz	6%	12%	7%	6%	12%
Oxiteno	22%	15%	29%	22%	15%
Ultracargo	24%	26%	18%	24%	26%

Net income
Ultrapar	17.2	10.2	29.4	17.2	10.2

Net income/ 1000 shares (US$)	0.25	0.19	0.42	0.25	0.19

1st Quarter 03

ULTRAGAZ PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Corporate law

Loans	Balance in March/2003

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Index/ Currency (*)	Interest Minimum	Rate % Maximum	Maturity and Amortization Schedule
Foreign Currency
International Finance Corporation - IFC	-	17.2	-	-	-	17.2	US$	9.4	9.4	Semi-annually until 2003
Syndicated loan	205.3	-	-	-	-	205.3	US$	7.2	7.2	Semi-annually until 2004
Financings of Inventories and Property Plant & Equipment	0.2	14.7	-	-	-	14.9	US$	5.0	8.0	Semi-annually and Anually until 2004
Export prepayment, net of linked operations	-	48.9	-	-	-	48.9	US$	4.1	16.3	Semi-annually and Anually until 2004
National Bank for Economic
and Social Development - BNDES - Exim	-	16.9	-	-	-	16.9	US$	5.3	5.3	Quarterly up to 2003
National Bank for Economic
and Social Development - BNDES	23.1	3.5	1.4	-	-	28.0	UMBNDES	10.4	12.3	Monthly until 2008
Advances on Foreign Exchange Contracts	-	113.5	-	-	-	113.5	US$	2.4	10.5	Maximum of 230 days
Subtotal	228.6	214.7	1.4	-	-	444.7
Local Currency
National Bank for Economic and Social Development - BNDES	113.4	55.6	7.3	-	-	176.3	TJLP or IGP-M	1.5	6.5	Monthly, quarterly and semi-annually until 2008
Agency for Financing Machinery and Equipment (FINAME)	3.9	3.7	13.5	-	-	21.1	TJLP	1.8	4.4	Monthly until 2007
Subtotal	117.3	59.3	20.8	-	-	197.4
Total	345.9	274.0	22.2	-	-	642.1
Composition per Annum
Up to 1 Year	51.9	232.7	6.6	-	-	291.2
From 1 to 2 Years	242.7	14.6	6.1	-	-	263.4
From 2 to 3 Years	28.1	12.1	4.6	-	-	44.8
From 3 to 4 Years	19.4	9.4	3.6	-	-	32.4
From 4 to 5 Years	3.8	5.2	1.3	-	-	10.3
Total	345.9	274.0	22.2	-	-	642.1

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies

	Balance in March/2003

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and marketable securities	82.1	420.3	18.4	67.6	33.4	621.8